

November 19, 2010

Richard R. Lavin
Executive Vice President and Secretary
Cole Corporate Income REIT, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re: Cole Corporate Income Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed October 22, 2010**
> **File No. 333-166447**
>
> **Sales Literature filed October 29, 2010**

Dear Mr. Lavin.:

   We have reviewed Amendment No.2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About This Offering, page 1

How is an investment in shares of your common stock different…., page 3

1.   We note your response to prior comment 7 of our letter dated September 29, 2010. It remains unclear why an investment in a listed REIT is less "direct" than an investment in you. Further, the basis for your implication that the performance of listed REITs is closely correlated to the stock market is not readily apparent. Please clarify. Also, please clarify the reference to the "industry benchmarks" that support your conclusion that investments in you would experience less volatility than one in a listed REIT and highlight the lack of liquidity associated with your securities.

Prospectus Summary, page 8

Share Redemption Program, page 16

2.   We note your revised disclosure that you will limit quarterly redemptions to 1.25% of the
        weighted average number of shares outstanding during the trailing 12-month period. We
        also note that you may waive the quarterly limitations. Please clarify whether a decision
        to waive the quarterly limitations will be subject to the 5% limitation disclosed on page
        116.

Risk Factors, page 18

Our charter permits us to acquire assets and borrow funds … page 26

3.   We note the revised disclosure in this risk factor. Please revise to limit the portion of the
        narrative that mitigates the risk you are attempting to convey and instead simply identify
        the potential harm by specifically addressing the conflicts associated with any possible
        related party transactions.

The Advisory Agreement, page 65

4.   We note your responses to comments 13 and 16 of our letter dated September 29, 2010.
        Considering your advisor was formed solely to manage you and has no operating history,
        it is not clear how they are capable of fulfilling their obligations owed pursuant to the
        advisory agreement. Please clarify. Will your advisor rely on related party entities to
        provide the services needed to manage your operations? If so, identify such entities and
        discuss how the related parties would be compensated.

5.   In connection with the preceding comment, we note the revised disclosure that your
        advisor would use its fees collected from you to pay for third party providers if they
        performed services under the advisory agreement. The noted revision does not appear
        completely consistent with the disclosure on page 66 regarding reimbursements for third
        party service providers. Please reconcile or tell us how the noted disclosures are
        consistent.

Transactions with Our Advisor and its Affiliates, page 74

6.   On page 72 of your prior amendment, you disclosed that your advisor or its affiliates
        would not be able to receive fees from both sides of a related party transaction. It appears
        the noted disclosure has been removed from this section. Please revise to clarify if your
        advisor or its affiliates would receive fees from both sides of a related party purchase by
        you. Also, clarify if they would receive acquisition fees if you made a related party sale.

Investment Objectives and Policies, page 78

Environmental Matters, page 86

7.   We note your revised disclosure that you may purchase a property without obtaining an environmental site assessment under certain circumstances. Please disclose the circumstances under which your advisor would not deem an assessment to be necessary.

Prior Performance Summary, page 100

8.   We note the disclosure here of annual returns. Please ensure that such disclosure is limited to the periods that are included in Table III in your appendix.

9.   For your summary disclosure regarding properties purchased in the last three years, please revise to disclose the location by regions for the properties you have aggregated because the concentration within any given state was less than 5%.

10.   Please tell us if any of the prior programs that conduct a redemption program currently have unfulfilled redemption requests. If so, please revise to discuss that experience here.

Prior Private Programs, page 100

11.   Please tell us how you determined that the tenant in common programs and the statutory trust program were unrelated third parties.

12.   On page 103, we note the reference to an entity affiliated with an officer of Cole Real Estate Investments. Please tell us how you determined such entity constitutes a program that was sponsored by your sponsor.

Prior Public Programs, page 103

13.   Please revise the last paragraph of this section to include Cole Credit Property Trust III.

Comments on Sales Literature

Who Pays the Rent? (flyer)

14.   We note that you currently do not own any properties. Please limit your pictures to one or two pictures and clearly identify the properties as being owned by your sponsor. Additionally, please note that you may not utilize pictures that include the names of tenants, such as Walmart, because these entities are not currently your tenants. In light of this, please remove the Walmart picture and the logo on the second page. Additionally, please remove references to particular tenants on the first page. Please make similar revisions to your other sales piece – "Who Pays the Rent? (slider)."

15.   Please explain what "NN" and "NNN" mean. Please make similar revisions to your other
       sales piece – "Who Pays the Rent? (slider)."

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Michael Pokorny at (202) 551-3714 or Cicely LaMothe at (202) 551-
3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3386 with any other
questions.

                                           Sincerely,

                                           Duc Dang
                                           Attorney – Advisor

Cc: Lauren B. Prevost, Esq.
       via facsimile 404-365-9532